UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

 Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On January 6, 2021, Mr. Guandong (Gordon) Wang (“Mr. Wang”) was appointed as a Class I director of the board of directors (the “Board”), effective immediately.

The biography for Mr. Wang is set forth below:

Guandong (Gordon) Wang, age 46, was appointed as a director of the Board on January 6, 2021. Prior to joining the Company, Mr. Wang has approximately fourteen years of financial industry background and approximately ten years of quantitative trading and technology-related experience. Since September 2016, Mr. Wang has been the chairman and general manager of Smart Alpha Asset Management Company and the general manager of Li Hai Hong King Co., Ltd.. From 2012 to 2016, Mr. Wang served as the chairman and the chief executive officer at Ping An Pioneer Capital Ltd. From 2011 to 2014, Mr. Wang served as the general manager and the executive officer at the investment and trading division of Ping An Securities Group (Holdings) Limited. From May 2010 to November 2011, Mr. Wang served as the head of equity/ETF market making business, a portfolio manager at AllstonTrading LLC. From February 2010 to May 2010, Mr. Wang served as a portfolio manager and a senior quantitative trader at Transmarket Group. From May 2008 to February 2010, Mr. Wang served as a senior quantitative research analyst at Citadel Investment Group. From May 2006 to May 2008, Mr. Wang served as a vice president and a senior quantitative analyst at Bank of America. From August 2001 to May 2006, Mr. Wang served as a research associate at Washington University. Mr. Wang received his bachelor’s degree in computer science from Peking University in China in 1998, his master of science’s degree in computer science and engineering from Nanyang Technological University in Singapore in 2001, and his master of science’s degree in computer science and engineering (Phd candidate) from Washington University in the USA in 2006.

Mr. Wang has no family relationships with any of the executive officers or directors of the Company. There is no employment agreement between the Company and Mr. Wang, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Wang. Mr. Wang was appointed as a director of the Board pursuant to the private placement share subscription agreement which is incorporated by reference to the Company’s Form 6-K (File No. 001-39301), filed with the SEC on December 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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